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[DYKEMA LOGO]                                        Dykema Gossett PLLC
                                                     400 Renaissance Center
                                                     Detroit, Michigan 48243
                                                     WWW.DYKEMA.COM
                                                     Tel: (313) 568-6800
                                                     Fax: (313) 568-6832
                                                     MARK A. METZ
                                                     Direct Dial: (313) 568-5434
                                                     Email:mmetz@dykema.com

March 2, 2006

Julia E. Griffith, Special Counsel
U.S. Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, DC  20549

Re:  Credit Acceptance Corporation
     Schedule TO-C, filed February 10, 2006
     Schedule TO-I, filed February 10, 2006
     Schedule TO-I/A, filed February 16, 2006
     File No. 005-45225

Dear Ms. Griffith:

On behalf of Credit Acceptance Corporation (the "Company"), attached please find Amendment No. 2 to the Schedule TO identified above, which is filed concurrently herewith. We are providing this letter as requested in the Staff's comment letter of February 24, 2006, to set forth the Company's responses to the comments contained in the Staff's letter. Each comment is set forth as numbered in the Staff's letter, followed immediately by the Company's response.

General

1. We note that the Company began a repurchase program on August 5, 1999 and has since repurchased more than 11 million shares of its common stock, or approximately 24.4% of the shares that were outstanding at the beginning of the repurchase program. We further note that the percentage of the Company's stock held by officers and directors has increased over the period in which the repurchases took place, and that following the tender offer for approximately an addition 13.5% of CA's outstanding stock, officers and directors as a group may hold in excess of 75% of the Company's common stock. Tell us what consideration you have given to the applicability of Rule 13e-3 to (i) the prior repurchase transactions and (ii) the instant tender offer. See Exchange Act Release No. 17719 (April 13, 1981), Question 4.

RESPONSE:  Question 4 of Release No. 17719 states, in pertinent part:

               CALIFORNIA | ILLINOIS | MICHIGAN | WASHINGTON D.C.
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      Generally speaking, however, a specific paragraph (a)(4)(i) [sic]
      transaction will be regarded as one step in a series of transactions which together constitute a Rule 13e-3 transaction if the specific transaction is effected by an issuer or an affiliate as a part, or in furtherance, of a series of actions which, taken together, have either a reasonable likelihood or a purpose of producing, directly or indirectly, any of the paragraph (a)(4)(ii) [sic] effects. Thus, a transaction effected with a view to increasing the probability of success or reducing the aggregate expense of, or otherwise facilitating, the result sought to be achieved would be a part of a series of transactions constituting a Rule 13e-3 transaction.

      In the absence of a purpose of producing or facilitating the production of any of the specified effects, the determination of whether a transaction or series of transactions is likely to produce any of such effects must take into account past, current and planned transactions by the issuer, its affiliates and others, as well as other factors which may contribute to the production of such effects. On this basis, a Rule 13e-3 transaction would be deemed to commence with the first transaction which occurs at or after the time when it becomes reasonably likely that any of the specified effects will occur and which directly or indirectly contributes to the production of such effects.

(Emphasis added.) Neither the current offer nor the Company's past offers and market repurchases have had either a reasonable likelihood or purpose of causing the Company's common stock to be held of record by less than 300 persons or causing the common stock to cease to be quoted on the Nasdaq National Market. We note in this regard that the closing of the current offer and the prior two offers are and were conditioned upon the offers not having these effects and, thus, the offers could not have a "reasonable likelihood" of producing such effects. In addition, the Company has not had an intention, and has no current intention, to cause the Company to cease to be a publicly traded reporting company. The best evidence of the lack of such an intention is the Company's February 2006 application to re-list its common shares on the Nasdaq National Market. The Company would not have invested the time and expense to make this application or to complete the listing process and pay the applicable fees if it intended to cease to be a publicly traded reporting company. Instead, as noted in the first paragraph of Section 2 of the Offer to Purchase, the Company believes it is overcapitalized given its current financial resources and debt capacity when compared to the financial requirements of its business, and views the offer as a mechanism to provide all shareholders with an opportunity to receive a return of excess capital. The Company's previous tender offer transactions and market repurchases have undertaken based on the same philosophy based on conditions prevailing at the time. We would also point out that management has beneficially owned well in excess of 51% of the common stock since the Company became public in 1992, and that the increases observed by the Staff in management's ownership have not had any effect on management's ability to control the Company or to take any other action.

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While the Company recognizes that continued repurchases of stock, whether through issuer tender offers or market repurchases, could ultimately cause it to have fewer than 300 record holders or to become delisted from Nasdaq, the Company intends to monitor the status of its record holders and the quantitative measures required to maintain its listing (assuming its application for listing is approved by Nasdaq), and to comply with Rule 13e-3 in the event its intention changes or when it becomes reasonably likely that the Company's common stock would be held of record by less than 300 persons or its the common stock would cease to be quoted on the Nasdaq National Market as a result of its repurchase activities.

2. To the extent the tender offer is viewed as a step in a going private transaction, it appears that Mr. Smith and Mr. Vassalluzo are obligated to file disclosure on Schedule 13D disclosing their beneficial ownership of more than 5% of the Company's stock, and to amend the Schedule to report material increases or decreases in their holdings. In this regard,

      -     Mr. Smith and Mr. Vassalluzo have filed the relevant disclosure on
            Schedule 13G, which does appear to be the appropriate form, and Mr. Smith's most recent filing on February 14, 2006 appears to accurately reflect his current holdings. Please advise us as to why Messrs. Smith and Vassalluzo are still eligible to file on Schedule 13G, or refile on the appropriate form.

      - Mr. Foss and the Foss Trust filed on Schedule 13G, but the last amendment appears to have been filed April 18, 2003, and it does not accurately reflect Mr. Foss's or the Trust's current holdings. Please refile on the appropriate form, and make the required filings for all transactions in the stock of the company.

RESPONSE: As discussed above, this offer is not a step in a going private transaction and therefore, the Staff's comment is not applicable. Please be advised that Messrs. Smith and Vassalluzo were included in the table in an attempt to be transparent in our disclosure due to their previous association with Mr. Tryforos and the size of their stake in the Company. Messrs. Smith and Vassalluzo have no affiliation with the Company or its directors and the Company has no influence or control over the nature of their disclosures.

With respect to Mr. Foss' ownership, we have examined the Schedule 13G amendment dated April 18, 2003 and observe that the number of shares reported there as beneficially owned (24,036,898) is the same as reflected in the table on page 26 of the Offer to Purchase. Although the percentage has changed, the change is due to decreases in the number of shares outstanding. As there have been no acquisitions or dispositions by Mr. Foss (or his trust), no Schedule 13G amendment is required to be filed (see the proviso in Rule 13d-2(b)).

3. Tell us, with a view towards disclosure, the reasons that the Company was delisted from Nasdaq. In this regard, explain what impact the tender offer may have on the Company's efforts to regain its listing.

               CALIFORNIA | ILLINOIS | MICHIGAN | WASHINGTON D.C.
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RESPONSE: As disclosed in the Company's Form 8-K filed on July 21, 2005, the
Nasdaq Listing Qualifications Panel (the "Panel") denied the Company's request for continued inclusion on the Nasdaq National Market and determined to delist the Company's securities from the Nasdaq Market effective with the open of business on Wednesday, July 20, 2005. The Panel's decision was based on the Company's failure to comply with Marketplace Rule 4310(c)(14), which requires the filing of quarterly and annual reports with the Nasdaq. On June 24, 2005, the Company issued a press release announcing a change in accounting methodology for its loan portfolio and the Company's pending restatement of its previously reported financial results. On June 29, 2005, the Company submitted a request to the Panel for an extension of time to file its annual report on Form 10-K for the year ended December 31, 2004 and its required 2005 filings. Previously, on May 27, 2005, the Panel had granted an extension through June 30, 2005. For further information regarding the delisting and the change in the Company's accounting methodology, see the Company's Forms 8-K filed April 11, 2005, April 12, 2005, April 15, 2005, May 2, 2005, May 27, 2005, June 30, 2005 and June 30,
2005, and the Form 10-K filed January 30, 2006 for the year ended December 31, 2004. The Form 10-K for the year ended December 31, 2004 and the three Forms 10-Q for 2005, which were the reports the non-filing of which led to the Nasdaq delisting, were all filed on January 30, 2006 in accordance with the Company's new accounting methodology. In view of the extensive disclosure of this matter made by the Company and the fact that the reasons for the delisting have in effect been "cured" and are extremely unlikely to recur, the Company believes no further disclosure is necessary regarding the delisting.

The Offer to Purchase contains detailed disclosure regarding the anticipated and potential effects of the offer on the pending application for Nasdaq listing in
Section 8 on pages 21 and 22, as well as a brief discussion of these matters and a cross reference to Section 8 in the Summary Term Sheet on Page 4 (under "Following the tender offer, will CA continue as a public company?"). As noted in Section 8, the Company anticipates that it will satisfy all conditions for listing on the Nasdaq National Market following the completion of the offer, even if the maximum number of shares is purchased at the maximum price. However, as also noted in Section 8, there is no way to predict whether the Company will continue to satisfy the requirement for a minimum of 400 round lot holders. Based on the results of the previous issuer tender offers completed by the Company, it does not expect the number of round lot holders to decrease enough as a result of this offer to cause the Company to fail to meet the round lot holder minimum condition. This expectation is also disclosed in Section 8 and the Summary Term Sheet. As a result, the Company believes no further disclosure is necessary with regard this matter.

Company Website

4. We note the page which appears at the start of the investor relations page of your website, at http://www.ir.creditacceptance.com. The Private Securities Litigation Reform Act

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does not apply to statements made in connection with a tender offer. See Sec.
21E(b)(2)(C) of the Securities Exchange Act of 1934. Some of the information that appears on your website following the page cited above pertains to the pending tender offer. Further, you may not use the PSLRA page as a "gatekeeper" to prevent security holders from viewing the information in that section of your website. Please remove the page from your site.

RESPONSE: The Company has modified its investor relations website to move the cited page to the "Investor Questions" page of the website so that it no longer applies to any information relating to the tender offer.

Offer to Purchase

5. We note that Credit Acceptance Corporation's common stock has recently traded at a premium to the base price offered in this modified Dutch auction tender offer. Revise the filing to highlight this fact to security holders. Also highlight the risk that security holders who tender into this offer may receive less than they would have received in an open market sale.

RESPONSE: Disclosure has been added as requested to the Summary Term Sheet and to Section 8 in response to this comment.

6. Refer to the second paragraph on page iv. It is not clear to us why the price determined by Credit Acceptance in accordance with the terms of the offer should be synonymous with the minimum price. The price determined in accordance with the terms of the offer would be the lowest price at which the Company is able to purchase all 5,000,000 of the shares subject to the offer, which may or may not be the minimum price. Revise your disclosure to correctly state the effect of checking the box, and expand the disclosure to explain that this feature may have the effect of decreasing the price at which any shares will be purchased. Make similar changes to Section 3, "Procedures for Tendering Shares" on page 12 and Section 5, "Purchase of Shares and Payment of Purchase Price," on page 17.

RESPONSE: The second paragraph on page iv states: "If you wish to maximize the chance that your shares will be purchased by us, you should check the box in the section of the letter of transmittal captioned `Shares Tendered at Price Determined Under the Tender Offer.' You should understand that his election will have the same effect as if you selected the minimum price of $21.00 per share." This statement is true as drafted, because a shareholder who tenders at a price higher than the minimum runs the risk that 5,000,000 shares will be tendered at a lower price within the range and that the shareholder's tender would therefore not be accepted for payment. As no shareholder can know in advance the price to be paid by the Company in the offer, the only way to maximize the shareholder's chance of having his or her shares accepted is to choose the minimum price. Box B is a convention used in many offers to allow a shareholder who desires that outcome to have a simple way of indicating that desire without the need to

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analyze the mechanics of the modified Dutch auction tender offer. As a result, the Company believes modifying the disclosure as requested would be inappropriate.

We note that the disclosure cited by the Staff does not imply that the price determined by the Company in accordance with the terms of the offer is synonymous with the minimum price; rather, it merely points out the effect of choosing Box B is the same as the effect of tendering at $21.00. As stated throughout the Offer to Purchase, however, a shareholder tendering at the minimum price will receive the lowest price needed to acquire 5,000,000 shares, which may in fact be higher than the minimum price.

7. We note that approximately 25% of the shares that you expect to purchase in the offer are held by officers and directors. If you are aware of other persons who will tender, please include this information and the reasons for their intended action in your disclosure.

RESPONSE: The Company is not aware of other directors or officers who will tender in the offer.

Summary Term Sheet, page 1
Once I have tendered shares in the tender offer, can I withdraw my tender?
page 4

8. We note the disclosure that shareholders may withdraw their shares if you have not accepted shares pursuant to the offer before April 10, 2006. It appears that April 7, 2006 in the fortieth business day following the commencement of the offer, as contemplated by Rule 13e-4(f)(2)(ii). Please revise.

RESPONSE: The Summary Term Sheet and Section 4 have been modified as requested.

When will CA pay for the shares I tender?  page 5

9. Please explain why you believe that five business days constitutes "prompt payment" within the meaning of Rule 13c-4(f)(5) and Rule 14e-1(c). See Section 11.D. of Exchange Act Release 43069, effective July 31, 2000.

RESPONSE: The Summary Term Sheet has been modified to make clear that payment will be made within three business days, except where proration is necessary. As described in Section 1, proration requires additional administrative time. The Company understands from the depositary that five business days in this case is the industry standard and believes payment within such time period should be considered "prompt" under those circumstances.

Forward Looking Statements, page 7

10. We note your disclosure that you do not undertake, and expressly disclaim any obligation to update or alter your forward looking statements whether as a result of new information, future

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events or otherwise, except as required by applicable law. This disclosure is inconsistent with your obligation under Rules 13e-4(c)(3) and 13e-4(c)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.

RESPONSE: It is not clear to the Company how an obligation imposed by Rule 13e-4, which is clearly law that is applicable to an issuer tender offer such as the Company's offer, is inconsistent with the Company's statement that it disclaims any obligation to update except as required by applicable law. On the contrary, the exception language is included there to make the Company's disclaimer consistent with applicable law. Where the Company is required by Rule 13e-4 or any other applicable law to update or alter its forward looking statements, the Company intends to comply with such rule or law. It is only where applicable law does not impose an obligation to update or alter that the Company's disclaimer would have any effect. In situations where updating or altering is not required by applicable law, the disclosure makes it clear that the Company may choose to update or alter or not to update or alter. As a result, the Company believes no further disclosure is appropriate or necessary.

Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals, page 10

11. Revise the disclosure of the previous share repurchases to include the per share price paid in each transaction.

RESPONSE: The cited disclosure in Section 2 has been modified to disclose the prices paid in the prior issuer tender offers and to disclose that market purchases were made at prevailing market prices and the range of such prices.

Special Procedures for Holders of Option Shares, page 16

12. Tell us, with a view towards disclosure, whether the conditional exercise of an option is contemplated by the agreement governing the option grant and whether there are any other circumstances in which a conditional exercise would be permitted.

RESPONSE: The grants at issue here were made under the Company's 1992 Stock Option Plan (the "Plan"). Although the Plan contains no specific provision relating to conditional exercises, the Compensation Committee of the Board has broad power to determine the terms of grants, to interpret the Plan, prescribe rules and regulations relating to the Plan, and to make all other determinations necessary or advisable for its administration. The exercises referred to in the Offer to Purchase (by a total of four non-executive officer employees) are being handled for administrative purposes in a conditional manner consistent with the Committee's broad administrative discretion under the Plan. Disclosure to this effect has been added to Section 3.

Withdrawal Rights, page 17

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13. It is not clear how the last paragraph in this section complies with Rule
13e-4(f)(5). It appears to state that the depositary may hold the shares indefinitely in the event that CA "is delayed in its purchase of shares or is unable to purchase shares under the tender offer for any reason..." Please revise or advise.

RESPONSE: The disclosure at the end of Section 4 has been modified to make clear that the ability to retain the shares is also subject to the legal obligation of the Company under Rule 13e-4(f)(5).

Conditions of the Tender Offer, page 19

14. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, revise the following:

      - Condition (1), which conditions the offer on whether any "action" has been "threatened" by any person that "challenges ...or relates in any manner to the tender offer;" and

      - Condition (3), which conditions the offer on there having been no "disruption" in the capital markets that might affect the extension of credit by banks or lending institutions.

RESPONSE: Conditions (1) and (3) in Section 7 have been modified as requested.

Available Information, page 24

15. Please revise to include the current address of the Securities and Exchange
Commission: 100 F Street NE, Washington DC 20549.

RESPONSE: The disclosure in Section 10 on page 24 has been modified as requested.

Letter of Transmittal

16. We note the requirement in subparagraph (d) that the signatory covenant to
CA that s/he "has read ....the terms of the tender offer." Since CA is asking security holders to certify that they have "read" the terms of the offer, CA's request may be interpreted as a waiver of CA liability. Please revise to delete the requirement that security holders certify that they have "read" the offer.

RESPONSE: The requirement in the Letter of Transmittal has been modified as requested.

Recirculation under Rule 13e-4(e)(3)

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In view of the nature of the changes made to the Offer to Purchase, the Company does not believe that dissemination to shareholders of a supplement to the Offer to Purchase is required under Rule 13e-4(e)(3). Such dissemination is only required where a material change in the information published has occurred. It is the Company's view that none of the changes made to the Offer to Purchase, individually or in the aggregate, are material to shareholders or would be reasonably likely to change a reasonable shareholder's decision whether or not to tender their shares. Most, if not all, of the changes can be fairly characterized as clarifying the existing disclosure or correcting minor discrepancies.

Attached to this letter is a letter from the Company addressed to the Securities and Exchange Commission acknowledging the matters requested on page 5 of the Staff's comment letter.

Please contact either me at (313) 568-5434 or Priya Marwah Doornbos at (313) 568-5448 at your earliest convenience with any questions regarding the responses above, or if you have further comments. As the expiration date of the Offer is March 13, 2006 at 5:00 p.m., we would appreciate your prompt attention to this matter so as to avoid the time and expense associated with extending the expiration date of the offer.

Very truly yours,

DYKEMA GOSSETT PLLC

Mark A. Metz

               CALIFORNIA | ILLINOIS | MICHIGAN | WASHINGTON D.C.